[GRAPHIC OMITTED] Acergy

NEWS RELEASE

               ACERGY S.A. ANNOUNCES MATURITY OF SENIOR MANAGEMENT
                                 INCENTIVE PLAN

London, England -March 9, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) today announced that the Senior Management Incentive Plan (SMIP), approved by the Board in 2004 to retain and incentivise the senior management team, had reached maturity.

Following a period of severe under performance in 2002 and 2003, culminating in the 2003 full year loss of $418.1 million, the Board of Acergy (then Stolt Offshore) appointed Tom Ehret as CEO, together with a new senior team, to structure a turnaround plan and deliver corporate recovery. In 2006, Acergy delivered a full year profit of $236.7 million having returned to profitability as early as Q3 2004. The SMIP was structured to reward delivery of the turnaround plan, based on performance criteria measured and evaluated by the Board of Directors since 2003.

Some of the participants have exercised options under this plan and made an agreement to sell a proportion of their SMIP originated holdings. The participants in the SMIP taken as a whole are retaining some 50% of their existing shares and options.

Mark Woolveridge, Chairman, commented:"Tom Ehret and his team should be congratulated on their achievements since 2003; they have surpassed 98% of the performance targets associated with the SMIP and presided over an eight fold increase in market capitalisation.

I am pleased to see that, even after balancing their personal stakes, the senior management team still retain a large exposure to future stock price growth. Recognising the need to retain this management team, and a wider group of managers, the Board has already implemented the next phase of incentive arrangements to retain staff."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

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